

10035313 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR Washington, DC 104

SEC FILE NUMBER
8- 45675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Far Hills Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas, 18th floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey S. Bradshaw-Mack (212)-840-7779
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass and Company
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 3 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Geoffrey S. Bradshaw-Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Far Hills Group, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EDITH M. BONGIOVI
Notary Public, State of New York
No. 01BO6178779
Qualified in Queens County
Term Expires December 10, 2011

G.S. Bradshaw Mack
Signature

SENIOR MANAGING DIRECTOR
Title

Edith M. Bongiovi
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Members of Far Hills Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Far Hills Group, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company

New York, New York
February 23, 2010

FAR HILLS GROUP, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period from April 1, 2009 through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 9,853,142
General Assessments at .0025	$ 24,633
Payment Remitted with Form SIPC-4	(150)
Payment Remitted with Form SIPC-6	(6,190)
Amount Due with Form SIPC-7T	$ 18,293

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

FAR HILLS GROUP, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Far Hills Group, LLC

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Far Hills Group, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company

New York, New York
February 23, 2010

FAR HILLS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 1,632,016
Fees receivable	8,903,635
Property and equipment, net	778,455
Restricted cash, security deposit	428,508
Other assets	169,254
	$ 11,911,868
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 702,233
Deferred taxes payable	317,000
Total liabilities	1,019,233
Members' equity	10,892,635
	$ 11,911,868

See accompanying notes to financial statements.

1. Nature of business

Far Hills Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is also registered as an introducing broker with the National Futures Association ("NFA") and registered as a Limited Market Dealer with the Ontario Securities Commission ("OSC").

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 23, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers money market accounts with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Depreciation Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	Term of lease	Straight-line

2. Summary of significant accounting policies (continued)

Long-Lived Assets

The Company complies with GAAP, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision, or the remaining balance may not be recoverable.

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. Revenue derived from commitment fees is generally recognized when the underlying investment assets have been committed by the contracted investors and the fund is closed.

Fees Receivable and Allowance for Doubtful Accounts

Fees receivable is an estimate based on information provided by the fund managers. Any differences between the actual amounts received in a subsequent period and the amounts recorded as a receivable at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. The Company considers all fees receivable at December 31, 2009 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2009.

Commissions Payable

Commissions payable, which is included with accounts payable and accrued expenses in the statement of financial condition, is an estimate based on third quarter commissions both earned and received, taken as a percentage of total fee receipts from the fund managers for that period. This percentage is applied to the fee receivable due from respective fund managers at December 31, 2009 and any differences between the actual amounts paid in a subsequent period and the amounts recorded as commission payable at the end of the prior period are recorded as an adjustment to expenses in the subsequent period. The Company expects to disburse all commissions payable at December 31, 2009 when fees are received from the fund managers.

Income Taxes

The Company is a Limited Liability Company and has elected to be treated as a partnership for federal and state income tax purposes and, accordingly, there is no provision for federal and state income taxes as the individual members report their share of the Company's income or loss on their personal income tax returns. The Company is subject to New York City Unincorporated Business Tax.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Property and equipment

Property and equipment consist of the following at December 31, 2009:

Furniture and fixtures	$ 129,259
Leasehold improvements	711,261
Office equipment	175,719
Computer software	38,065
	1,054,304
Less accumulated depreciation and amortization	275,849
	$ 778,455

4. Net capital requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirement which requires that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2009, the Company's net capital was approximately $1,188,000, which was approximately $1,141,000 in excess of its minimum computed net capital requirement of approximately $47,000 pursuant to SEC Rule 15c3-1 and CFTC Regulation 1.17.

5. Income taxes

New York City Unincorporated Business Tax consists of the following for the year ended December 31, 2009:

Current	$ 370,737
Deferred	(348,737)
	$ 22,000

Deferred taxes payable represent the tax effect of temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The Company utilizes the cash basis method of accounting for income tax purposes and the accrual basis for financial reporting purposes. The components of deferred taxes payable consist of the taxes applicable to the fees receivable, netted against certain accounts payable and accrued expenses at December 31, 2009.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitment and restricted cash

The Company leases its office space under an operating lease which expires in February 2019.

Future minimum lease payments are as follows:

Year ending December 31,		
2010	$	621,000
2011		621,000
2012		621,000
2013		621,000
2014		656,000
Thereafter		2,763,000
	$	5,903,000

Rent expense amounted to approximately $621,000 for the year ended December 31, 2009, and is charged to operations over the term of the lease on a straight-line basis, which results in a deferred rent payable. Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent payable amounted to approximately $208,000 at December 31, 2009, and is included in accounts payable and accrued expenses in the statement of financial condition.

Restricted cash consists of approximately $419,000 to secure an unconditional letter of credit for the Company's office space plus accrued interest of approximately $10,000 at December 31, 2009.

9. 401(k) plan

Effective October 1, 2002, the Company instituted a 401(k) retirement plan (the "Plan") eligible to all employees over 21 years of age who have completed three months of service. Employees eligible to participate may defer between 1% and 70% of their annual compensation. The Company, at its discretion, made matching contributions to the Plan in the amount of approximately $43,000 for the year ended December 31, 2009.

10. Major customer

The Company had earned fees from two customers of approximately $10,345,000 or 78% of the total fees earned for the year ended December 31, 2009. Fees receivable from these customers were approximately $6,132,000 or 69% of the total fees receivable at December 31, 2009, none of which was collected through the date of this report.

FAR HILLS GROUP, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2009

Net capital, members' equity		$ 10,892,635
Less nonallowable assets		
Fees receivable, net of commissions payable and deferred taxes payable		8,303,324
Property and equipment, net		778,455
Restricted cash, security deposit		428,508
Other assets		169,254
		9,679,541
Net capital before haircuts		1,213,094
Haircuts, money market fund investments		24,840
Net capital		$ 1,188,254
Aggregate indebtedness		$ 702,233
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 46,818
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Minimum net capital required (under CFTC Regulation 1.17)		$ 45,000
Excess net capital (under SEC Rule 15c3-1 and CFTC Regulation 1.17)		$ 1,141,436
Percentage of aggregate indebtedness to net capital	$ 702,233 / $ 1,188,254	59%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's amended unaudited Form X-17A-5, Part II-A filing as of December 31, 2009.